UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Envoy Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 S. Tryon St., Suite 200
(No. and Street)

| Charlotte | NC | 28202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Justin Schleifer | 415-890-6297 | compliance@envoycapitaladvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

| 227 West Trade St., Ste 1100 | Charlotte | NC | 28202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 06/07/2005 | 2324 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kevin Postigo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Envoy Securities LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Kevin Andre Postigo_

\*\*\* See Attached Jurat for Notarial Information, Page 13 \*\*\*

_M.R.M._  03/31/2026

Title:
Director

03/31/2026

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**Envoy Securities LLC**

Financial Report

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a CONFIDENTIAL DOCUMENT.

# Envoy Securities LLC

Table of Contents

Financial Statements:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Envoy Securities, LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Envoy Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with generally accepted accounting principles in the United States.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2024.

*GreerWalker LLP*

Certified Public Accountants
March 30, 2026
Greenville, SC

**GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com**
**Charlotte Office** The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
**Greenville Office** 15 South Main St., Suite 900 | Greenville, SC 29601 | USA | Tel 864.752.0080

# Envoy Securities LLC

### Statement of Financial Condition
### December 31, 2025

<u>Assets</u>

| | |
|---|---|
| Cash and cash equivalents | $603,411 |
| Prepaid expenses | 73,044 |
| Marketable securities | 2,327,184 |
| Operating right-of-use asset, net | 1,845,705 |
| Security deposits | <u>234,564</u> |
| | |
| Total | <u>$5,083,908</u> |

<u>Liabilities and Member's Equity</u>

| | |
|---|---|
| Liabilities: | |
|   Accounts payable - trade | $156,450 |
|   Operating lease liability | <u>1,881,400</u> |
| | |
| Total liabilities | 2,037,850 |
| | |
| Member's equity | <u>3,046,058</u> |
| | |
| Total | <u>$5,083,908</u> |

The accompanying notes are an integral part of these financial statements.

**ENVOY SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business:** Envoy Securities LLC (the "Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the private placement of securities and providing mergers and acquisitions advisory services to clients. The Company facilitate transactions involving the purchase, sale, and combination of businesses, acting as the intermediary between buyers and sellers. The Company is a wholly owned subsidiary of Envoy Capital Advisors, LLC (the "Parent").

**Basis of Accounting:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB").

**Adoption of New Accounting Standard.** In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require enhanced income tax disclosures, including (i) disaggregated information about income tax expense (or benefit) by federal, state, and foreign jurisdictions, (ii) additional information about income (or loss) before income taxes by jurisdiction, and (iii) enhanced qualitative disclosures related to tax rate reconciliations and income taxes paid.

The Company adopted ASU 2023-09 effective January 1, 2025, as required. The amendments are applied on a prospective basis. The adoption of this standard did not have a material impact on the Company's financial position, results of operations, or cash flows, as the guidance primarily affects disclosure requirements.

*Use of Estimates*: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Segment Reporting*: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its managing director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not *a* measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit

and loss of the segment are the same as those described in the summary of significant accounting policies.

***Cash and cash equivalents***: The Company maintains cash on deposit with two financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At times, deposits that may exceed Federal Deposit Insurance Corporation coverage limits.

***Fair Value Measurement:*** The Company has financial instruments consisting of investments in marketable securities and are reported at fair value. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- Level 1 – quoted prices in active markets for identical assets or liabilities
- Level 2 – observable market-based inputs or unobserved inputs that are corroborated by market data (including quoted prices for similar securities, interest rates, yield curves, credit risks, etc.)
- Level 3 – significant unobservable inputs

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

The following is a description of the valuation methodologies and assumptions used for measuring the fair value of each significant class of investments. There have been no changes in the methodologies used as of December 31, 2025.

- Exchange traded funds: Valued at the net asset value of the shares held by the Company at year-end as reported on the active market on which the exchange traded funds are traded.
- Money market fund: Shares are valued at quoted market prices that represent the net asset value of shares held by the Company at year-end.

***Revenue Recognition***:

*Commissions*: The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

*Interest:* The Company recognizes interest as earned from bank accounts held in the Company's name.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable. As of December 31, 2025 and January 1, 2025, the Company did not have any billed accounts receivable resulting from contracts with customers.

***Concentrations***: The Company is project based and generally does not have recurring sources of revenue.

***Leases***: The Company assesses whether an arrangement is a lease, or contains a lease, upon inception of the contract. This assessment is based on: (1) whether the contract explicitly or implicitly involves the use of a distinct asset, (2) whether the Company obtains substantially all of the economic benefits from the use of that underlying asset during the term of the contract, and (3) whether the Company has the right to direct the use of the asset.

The Company also considers whether its service arrangements include the right to control the use of an asset. The Company recognizes its lease on its balance sheets as a right-of-use ("ROU") asset representing the right to use an underlying asset and lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. The leases is classified as an operating leases based on certain criteria. Lease expense for the operating lease, consisting of lease payments, is recognized on a straight-line basis over the lease term and is included in rent on the statement of operations.

The Company made an accounting policy election available under GAAP to not recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. To determine the present value of lease payments, the Company uses the rate explicit in the lease. For leases where the implicit rate is not readily determinable, the Company estimates the fully collateralized incremental borrowing rate corresponding with the lease terms at the lease commencement date.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index, which is initially measured using the rate or index at lease commencement. Subsequent changes of an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred.

Some of the Company's leases include one or more options to renew, generally at the Company's sole discretion. In addition, certain leases contain termination options, where the rights to terminate are held by either the Company, the lessor or both parties. These options to extend or terminate a lease are considered in determining lease term and future lease payments. If, at lease commencement, the Company is reasonably certain to exercise the option, it is included in the determination of lease term and future lease payments.

*Advertising Expense*: The Company expenses the cost of advertising as incurred. During the year ended December 31, 2025, advertising expense totaled $7,853.

*Income Taxes*: For federal income tax purposes, the Company is considered to be a disregarded entity. No provision for federal income taxes has been made in the accompanying financial statements since the Company's taxable income and tax credits are passed through to its member for inclusion in its individual income tax returns. For the years ended December 31, 2025, the Company has elected to be taxed at the corporate level in North Carolina. Accordingly, a provision for these income taxes of $198,776 has been recognized in operating expenses in the accompanying statement of operations.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2025.

**Subsequent Events**: The Company has evaluated all events and transactions that occurred after December 31, 2025 through the date the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that required recognition or disclosure in the notes to the December 31, 2025 financial statements.

## NOTE 2 – MARKETABLE SECURITIES

The aggregate fair market value and cost basis of marketable securities as of December 31, 2025 consisted of the following:

| | |
|---|---|
| Fair market value | $2,327,184 |
| Cost | 2,334,467 |
| | |
| Unrealized loss, net | $ (7,283) |

The following table sets forth, by level, within the fair value hierarchy as defined in Note 1, the Company's assets at fair value as of December 31, 2025:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Exchange traded fund | $2,317,671 | $ - | $ - | $2,317,671 |
| Money market fund | 9,513 | - | - | 9,513 |
| | | | | |
| Total | $2,327,184 | $ - | $ - | $2,327,184 |

## NOTE 3 – LEASES

The Company leases an office space from an unrelated third party under an agreement classified as an operating lease and expires in March 2031. The Company's operating lease does not contain any material restrictive covenants or residual value guarantees.

The components of lease expense for the year ended December 31, 2025 were as follows:

| | | |
|---|---|---|
| Operating lease expense | $ | 35,695 |
| Short-term lease expense | | 142,966 |
| Total lease expense | $ | 178,661 |

Supplemental statement of financial condition information related to the Company's operating lease as of December 31, 2025 was as follows:

| | |
|---|---|
| Weighted-average remaining lease term | 5.73 years |
| Weighted-average discount rate | 7.00% |

Future undiscounted cash flows for each of the next five years and thereafter, and a reconciliation to the lease liability recognized on the statement of financial condition as of December 31, 2025, were as follows:

| Year ending December 31: | | |
|---|---|---|
| 2026 | $ | 320,592 |
| 2027 | | 439,914 |
| 2028 | | 453,112 |
| 2029 | | 466,705 |
| 2030 | | 480,706 |
| Thereafter | | 123,473 |
| Total undiscounted cash flows | | 2,284,502 |
| Less present value discount | | 403,102 |
| Total lease liabilities | $ | 1,881,400 |

## NOTE 4 – OPERATING AGREEMENT

The member of the Company is subject to an operating agreement which specifies its rights and obligations. In accordance with terms of the agreement, the member's liability is limited to the capital it has contributed to the Company. Among other things, the agreement stipulates the allocation of profits, losses and distributions to the member, as well as the terms and conditions under which ownership interests can be sold or transferred.

**NOTE 5 - LEGAL CONTINGENCIES**

The Company was not aware of or involved in any significant current or pending legal actions during the reporting period.

**NOTE 6 - NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $2,389,372 which was $2,376,562 in excess of its required net capital of $12,810, and the Company's net capital ratio was .08 to 1.

**DESCRIPTION OF ATTACHED DOCUMENT**

Title or Type of Document: Jurat - 2025 Public Annual Report

Document Date: 03/31/2026

Number of Pages (including notarial certificate): 13

State of Texas

County of Montgomery

Sworn to and subscribed before me

on 03/31/2026 by Kevin Andre Postigo.

Notary Public, State of Texas

NOTARY PUBLIC
STATE OF TEXAS

Monique R. Major

ID NUMBER

[illegible]

COMMISSION EXPIRES

April 1?, 2029

Electronically signed and notarized online using the Proof platform.